CRUCIBLE ACQUISITION CORP. II

700 Front St. Ste 104

Louisville, Colorado 80027

February 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Todd Schiffman

Sandra Hunter Berkheimer

Re:	Crucible Acquisition Corp. II

Request for Withdrawal of Registration Statement on Form S-1

Registration No. 333-254779

Dear Mr. Schiffman and Ms. Berkheimer:

On March 26, 2021, Crucible Acquisition Corp. II (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-254779) (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Gregg A. Noel of Skadden, Arps, Slate, Meagher & Flom LLP, at (650) 470-4540. Thank you for your assistance in this matter.

Very truly yours,

Crucible Acquisition Corp. II

By:	/s/ James M. Lejeal
Name: James M. Lejeal
Title: Chief Executive Officer

cc:     Gregg A. Noel, Esq. and P. Michelle Gasaway, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

cc:    Michael Benjamin, Esq. and Roderick O. Branch, Esq.

Latham & Watkins LLP